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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 1)


                         THE ESTEE LAUDER COMPANIES INC.
                         -------------------------------
                                (Name of Issuer)


     CLASS A COMMON STOCK
   PAR VALUE $.01 PER SHARE                                     518439 10 4
   ------------------------                                     -----------
(Title of class of securities)                                 (CUSIP number)

                               CAROL S. BOULANGER
                             PILLSBURY WINTHROP, LLP
                             ONE BATTERY PARK PLAZA
                          NEW YORK, NEW YORK 10004-1490
                                 (212) 858-1000
            --------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                   MAY 6, 2002
             -------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 5 Pages)

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NY2:\1153115\04\_PQZ04!.DOC\44090.0009

----------------------------------- ----------------------------------------                ---------------------------------------
CUSIP No.                           518439 10 4                                   13D                          Page 2 of 5
----------------------------------- ----------------------------------------                ---------------------------------------
-------------- ----------------------------------------------------------- --------------------------------------------------------
  1            NAME OF REPORTING PERSON:                                   SEPARATE SHARE TRUST
                                                                           F/B/O GARY M. LAUDER
                                                                           U/A/D DECEMBER 15, 1976, CREATED BY LEONARD A. LAUDER,
                                                                           AS GRANTOR
               I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON (ENTITIES ONLY):
-------------- ------------------------------------------------------------------------------------------------------------- ------
  2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (A) [ ]
                                                                                                                          (B) [X]
-------------- --------------------------------------------------------------------------------------------------------------------
  3            SEC USE ONLY

-------------- ------------------------------------- ------------------------------------------------------------------------------
  4            SOURCE OF FUNDS:                      N/A

-------------- ------------------------------------------------------------------------------------------------------------- ------
  5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                       [ ]
-------------- ----------------------------------------------------------- --------------------------------------------------------
  6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       NEW YORK

--------------------------- -------- ---------------------------------------------------- -----------------------------------------
    NUMBER OF                  7     SOLE VOTING POWER:                                   0
      SHARES
                            -------- ---------------------------------------------------- -----------------------------------------
   BENEFICIALLY                8     SHARED VOTING POWER:                                 0
     OWNED BY
                            -------- ---------------------------------------------------- -----------------------------------------
       EACH                    9     SOLE DISPOSITIVE POWER:                              0
    REPORTING
                            -------- ---------------------------------------------------- -----------------------------------------
   PERSON WITH                10     SHARED DISPOSITIVE POWER:                            0

-------------- -------------------------------------------------------------------------- -----------------------------------------
 11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   0

-------------- ------------------------------------------------------------------------------------------------------------- ------
 12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                        [ ]

-------------- ------------------------------------------------------------------------------------------------------------- ------
 13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                           0%

-------------- ----------------------------------------------------------- --------------------------------------------------------
 14            TYPE OF REPORTING PERSON:                                   OO

-------------- ----------------------------------------------------------- --------------------------------------------------------



----------------------------------- ----------------------------------------                ---------------------------------------
CUSIP No.                           518439 10 4                                   13D                          Page 3 of 5
----------------------------------- ----------------------------------------                ---------------------------------------

-------------- ----------------------------------------------------------- --------------------------------------------------------
  1            NAME OF REPORTING PERSON:                                   DANIEL J. AARON, TRUSTEE
               I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON (ENTITIES ONLY):
-------------- ------------------------------------------------------------------------------------------------------------- ------
  2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                         (A) [ ]
                                                                                                                         (B) [X]
-------------- --------------------------------------------------------------------------------------------------------------------
  3            SEC USE ONLY

-------------- ------------------------------------- ------------------------------------------------------------------------------
  4            SOURCE OF FUNDS:                      N/A

-------------- ------------------------------------------------------------------------------------------------------------- ------
  5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                       [ ]
-------------- ----------------------------------------------------------- --------------------------------------------------------
  6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       USA

--------------------------- -------- ---------------------------------------------------- -----------------------------------------
    NUMBER OF                  7     SOLE VOTING POWER:                                   0
      SHARES
                            -------- ---------------------------------------------------- -----------------------------------------
   BENEFICIALLY                8     SHARED VOTING POWER:                                 0
     OWNED BY
                            -------- ---------------------------------------------------- -----------------------------------------
       EACH                    9     SOLE DISPOSITIVE POWER:                              0
    REPORTING
                            -------- ---------------------------------------------------- -----------------------------------------
   PERSON WITH                10     SHARED DISPOSITIVE POWER:                            0

-------------- -------------------------------------------------------------------------- -----------------------------------------
 11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   0

-------------- ------------------------------------------------------------------------------------------------------------- ------
 12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                        [ ]

-------------- ------------------------------------------------------------------------------------------------------------- ------
 13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                           0%

-------------- ----------------------------------------------------------- --------------------------------------------------------
 14            TYPE OF REPORTING PERSON:                                   IN

-------------- ----------------------------------------------------------- --------------------------------------------------------


           This Statement on Schedule 13D is the first amendment to an initial Statement on Schedule 13D ("Schedule 13D") previously filed with the Securities and Exchange Commission on January 8, 1999. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

ITEM 4.    PURPOSE OF TRANSACTION

           The Gary Lauder Separate Share Trust has terminated according to its terms. Accordingly, on May 6, 2002 (the "Distribution Date"), Daniel J. Aaron, as trustee, distributed to the beneficiary of the Gary Lauder Separate Share Trust all 1,143,454 shares of Class A Common Stock of the Issuer held by the Gary Lauder Separate Share Trust. The disposition was made from the Gary Lauder Separate Share Trust to Gary M. Lauder, as Trustee of The Gary M. Lauder Revocable Trust u/a/d as of August 10, 2000, Gary M. Lauder, Settlor, pursuant to a letter of direction from Gary M. Lauder.

ITEM 5.    INTEREST IN SECURITIES OF ISSUER

           (a), (b), (c), (d) and (e) Effective as of the Distribution Date, Mr. Aaron, as trustee, and the Gary Lauder Separate Share Trust ceased to beneficially own or have voting or dispositive power over any shares of Class A Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           The Gary Lauder Separate Share Trust has terminated according to its terms. The Gary Lauder Separate Share Trust is no longer a party to the Stockholders' Agreement or the Registration Rights Agreement.

SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: May 14, 2002


                                        Separate Share Trust
                                        f/b/o Gary M. Lauder
                                        u/a/d December 15, 1976, created
                                        by Leonard A. Lauder

                                        By: /s/ Daniel J. Aaron
                                            -----------------------------------
                                            Daniel J. Aaron, trustee



                                            /s/ Daniel J. Aaron
                                            -----------------------------------
                                            Daniel J. Aaron, trustee













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